Many Hands
One Vision




United Bancorporation of Alabama, Inc.

2002 Annual Report

CONTENTS



Developing products and services that work for the people of our community has been a hallmark of United Bank. This year, we promoted our FREEDOM CHECKING with great success. By giving customers the freedom to spend their money as they choose, they win. By building strong, long-lasting relationships, we win.





MEET OUR TEAM

Bringing together MANY HANDS with different backgrounds and skills to create a cohesive unit with ONE VISION is what our team is all about.



EXCELLENCE

Monroeville



COOPERATION
ATMORE

Atmore

A UNITED FRONT



RESPECT


United Bank

Silverhill

DEDICATION


UNITED BANK
404

Bay Minette

Through team-building programs, we have learned to put individual strengths to use for the greater good. Understanding that

TEAMWORK HAS ITS REWARDS.



TO OUR STOCKHOLDERS

Community banking is built around a relationship between the bank, its customers, staff, shareholders and community. It is this unique relationship that clearly defines this niche banking service. In an era where bigger is often equated with better, there has evolved a growing demand for quality products and services where somebody knows your name. Customers need access and sometimes guidance in an increasingly complex financial world. United Bank has built its core business upon this foundation of local delivery of world-class products for our business and individual customers.



Robert R. Jones, President & CEO

To achieve optimum performance and insure the bank is fulfilling the needs of our customers requires a close working relationship between all of the constituencies or in more common terms, teamwork. This year's annual report highlights the importance of each element of United Bank's team. We are reminded daily of the importance of our team members. Without our owners, the shareholders, the bank could not leverage your investment into the assets to support our business. With this investment, the board, officers and staff work to develop the products and services that our communities and customers require to be successful. At the end of the day, it is the desire for each member of this team to be successful which defines our mission and how United Bank operates.

Operating results for 2002 were positive with Assets increasing 5.85% to $232,822,429 producing Net Income of $2,034,892 or $1.86 basic earnings per share. The interest rate environment during the year continued to reflect economic weakness. The bank's Average Net Interest Spread Increased by 61 basis points to 4.39%. This improved interest income along with an 18.30% increase in Non-Interest Income was offset by a 10.30% increase in Non-Interest Expense and an increase in provision for loan losses of $357,000. This increase in operating expenses was due to continued operational growth in new offices along with onetime events. The provision for loan losses was increased due to a 9.02% growth in net loans as well as potential weakness in some portions of the loan portfolio. Shareholder equity ended the year at $23,453,304 or a 7.36% increase.

Special mention should be made of several new additions to the bank's management team. Across the board, this is the strongest management team that United Bank has ever had. This team, along with the improvements in technology and facilities, positions United Bank for very positive growth in existing and expanded markets. During the past year we lost two of our team members. This annual report honors Eddie Staff, Sr. and Charles Karrick. We mourn their loss and appreciate their years of service to United Bank.

Our bank continues to grow and improve. With the continued contribution by each member of our team, the future is promising and exciting. As always the directors, officers and staff appreciate the continued support and loyalty of our shareholders. You are always invited to come by any of our offices, find a rocker and visit with our team.



Financial Center, Suite 1200
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholders
United Bancorporation of Alabama, Inc.:

We have audited the accompanying consolidated balance sheets of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Birmingham, Alabama
February 21, 2003



UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash and due from banks	$	9,087,315	16,704,812
Federal funds sold and securities purchased under agreements to resell		—	2,644,000
Cash and cash equivalents		9,087,315	19,348,812
Investment securities available for sale, at fair value (cost of $49,414,161 and $41,167,492 at December 31, 2002 and 2001, respectively)		50,742,915	41,615,592
Loans		162,436,178	149,045,609
Less:			
Allowance for loan losses		2,116,811	1,993,245
Net loans		160,319,367	147,052,364
Premises and equipment, net		6,311,051	5,901,032
Interest receivable		2,416,841	1,979,310
Other assets		3,944,940	4,058,422
Total assets	$	232,822,429	219,955,532

(Continued)

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2002 and 2001

Liabilities and Stockholders' Equity	**2002**	**2001**
Deposits:		
Noninterest bearing	$ 35,939,396	33,406,633
Interest bearing	146,625,919	147,102,536
Total deposits	182,565,315	180,509,169
Securities sold under agreements to repurchase	8,140,506	9,069,292
Advances from Federal Home Loan Bank	12,827,338	6,235,327
Treasury, tax, and loan account	288,768	415,728
Accrued expenses and other liabilities	1,574,761	1,879,523
Guaranteed preferred beneficial interest in junior subordinate debt securities, net of debt issuance costs of $151,563	3,972,437	—
Total liabilities	209,369,125	198,109,039
Stockholders' equity:		
Class A common stock, $0.01 par value. Authorized 5,000,000 shares; issued and outstanding, 1,161,481 and 1,159,481 shares in 2002 and 2001, respectively	11,615	11,595
Class B common stock, $0.01 par value. Authorized 250,000 shares; no shares issued or outstanding	—	—
Preferred stock, $0.01 par value. Authorized 250,000 shares; no shares issued or outstanding	—	—
Additional paid in capital	5,092,727	5,056,304
Retained earnings	18,398,823	16,961,631
Accumulated other comprehensive income, net of deferred taxes of $531,501 and $179,237 in 2002 and 2001, respectively	797,255	268,863
	24,300,420	22,298,393
Less: 74,759 and 62,181 treasury shares at cost in 2002 and 2001, respectively	847,116	451,900
Total stockholders' equity	23,453,304	21,846,493
Total liabilities and stockholders' equity	$ 232,822,429	219,955,532

See accompanying notes to consolidated financial statements.

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Interest income:				
Interest and fees on loans	$	11,596,575	13,029,747	13,004,220
Interest on investment securities:				
Taxable		1,417,090	1,939,741	2,706,169
Nontaxable		921,270	957,204	1,142,995
Total interest on investment securities		2,338,360	2,896,945	3,849,164
Other interest income		81,789	294,187	457,097
Total interest income		14,016,724	16,220,879	17,310,481
Interest expense:				
Interest on deposits		4,007,598	6,638,940	7,425,980
Interest on other borrowed funds		567,118	812,102	1,129,485
Total interest expense		4,574,716	7,451,042	8,555,465
Net interest income		9,442,008	8,769,837	8,755,016
Provision for loan losses		837,000	480,000	475,000
Net interest income after provision for loan losses		8,605,008	8,289,837	8,280,016
Noninterest income:				
Service charges on deposits		1,941,267	1,607,296	1,243,544
Commissions on credit life insurance		52,368	61,197	39,940
Investment securities gains, net		76,995	173,214	34,725
Mortgage fee income		190,534	82,281	16,248
Other		464,403	379,969	327,972
Total noninterest income		2,725,567	2,303,957	1,662,429
Noninterest expense:				
Salaries and benefits		4,581,132	4,221,498	3,841,509
Net occupancy expense		1,605,593	1,414,763	1,258,739
Other		2,506,111	2,244,493	2,125,930
Total noninterest expense		8,692,836	7,880,754	7,226,178
Earnings before income taxes		2,637,739	2,713,040	2,716,267
Income tax expense		602,847	643,470	669,696
Net earnings	$	2,034,892	2,069,570	2,046,571
Basic earnings per share	$	1.86	1.89	1.87
Basic weighted average shares outstanding		1,092,586	1,095,706	1,091,538
Diluted earnings per share	$	1.81	1.87	1.86
Diluted weighted average shares outstanding		1,123,230	1,108,630	1,100,702

See accompanying notes to consolidated financial statements.

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2002, 2001, and 2000

	Shares	Common stock	Additional paid in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Comprehensive income
Balance December 31, 1999	1,149,281	$ 11,494	4,804,489	14,104,870	(808,600)	(465,590)	17,646,663	
Net earnings	—	—	—	2,046,571	—	—	2,046,571	2,046,571
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	813,466	—	813,466	813,466
Comprehensive income								2,860,037
Cash dividends declared ($0.55 per share)	—	—	—	(601,300)	—	—	(601,300)	
Amortization of difference between fair value and exercise price of stock options	—	—	45,760	—	—	—	45,760	
Exercise of stock options	5,600	55	89,545	—	—	—	89,600	
Sale of common stock	2,000	20	43,980	—	—	—	44,000	
Sale of 901 shares of treasury stock	—	—	10,703	—	—	9,010	19,713	
Balance December 31, 2000	1,156,881	11,569	4,994,477	15,550,141	4,866	(456,580)	20,104,473	
Net earnings				2,069,570	—	—	2,069,570	2,069,570
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	263,997	—	263,997	263,997
Comprehensive income								2,333,567
Cash dividends declared ($0.60 per share)	—	—	—	(658,080)	—	—	(658,080)	
Amortization of difference between fair value and exercise price of stock options	—	—	12,480	—	—	—	12,480	
Exercise of stock options	2,600	26	41,574	—	—	—	41,600	
Sale of 468 shares of treasury stock	—	—	7,773	—	—	4,680	12,453	
Balance December 31, 2001	1,159,481	11,595	5,056,304	16,961,631	268,863	(451,900)	21,846,493	
Net earnings	—	—	—	2,034,892	—	—	2,034,892	2,034,892
Unrealized change in fair value investment securities available for sale, net	—	—	—	—	528,392	—	528,392	528,392
Comprehensive income								2,563,284
Cash dividends declared ($0.55 per share)	—	—	—	(597,700)	—	—	(597,700)	
Exercise of stock options	2,000	20	31,980	—	—	—	32,000	
Purchase of treasury stock	—	—	—	—	—	(397,736)	(397,736)	
Sale of 252 shares of treasury stock	—	—	4,443	—	—	2,520	6,963	
Balance December 31, 2002	1,161,481	$ 11,615	5,092,727	18,398,823	797,255	(847,116)	23,453,304	

See accompanying notes to consolidated financial statements.

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 2,034,892	2,069,570	2,046,571
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for loan losses	837,000	480,000	475,000
Compensation expense arising from stock option awards	—	12,480	45,760
Depreciation of premises and equipment	728,699	610,438	511,545
Net amortization of premium on investment securities	27,361	28,742	89,274
Gains on sales of investment securities available for sale, net	(76,995)	(173,214)	(34,725)
Deferred income taxes (benefit)	(24,386)	6,008	(45,271)
Decrease (increase) in interest receivable	(437,531)	599,243	(379,596)
Increase in other assets	(263,008)	(182,263)	(1,853,095)
Increase (decrease) in accrued expenses and other liabilities	(632,637)	(937,426)	233,974
Net cash provided by operating activities	2,193,395	2,513,578	1,089,437
Cash flows from investing activities:			
Proceeds from maturities, calls, and principal repayments of investment securities held to maturity	—	—	1,533,328
Proceeds from maturities, calls, and principal repayments of investment securities available for sale	11,749,795	17,477,907	6,813,946
Proceeds from sales of investment securities available for sale	1,178,070	9,443,336	4,627,751
Purchases of investment securities available for sale	(21,124,901)	(7,808,314)	(13,970,942)
Net increase in loans	(14,104,003)	(8,009,062)	(18,070,061)
Purchases of premises and equipment, net	(1,138,718)	(1,513,129)	(529,902)
Proceeds from sales of other real estate	376,490	—	72,304
Net cash provided by (used in) investing activities	(23,063,267)	9,590,738	(19,523,576)

(Continued)

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Cash flows from financing activities:				
Net (decrease) increase in deposits	$	2,056,146	(11,080,510)	8,381,228
Net (decrease) increase in securities sold under agreements to repurchase		(928,786)	(1,597,262)	1,731,551
Cash dividends		(597,700)	(658,080)	(601,300)
Exercise of stock options		32,000	41,600	89,600
Proceeds from sale of common stock		—	—	44,000
Proceeds from sale of treasury stock		6,963	12,453	19,713
Purchase of treasury stock		(397,736)	—	—
Proceeds from issuance of guaranteed preferred beneficial interest in junior subordinate debt securities, net debt issuance cost of $151,563		3,972,437	—	—
Advances from FHLB		8,592,011	2,000,000	—
Repayments of advances from FHLB		(2,000,000)	(1,653,821)	(3,898,614)
(Decrease) increase in other borrowed funds		(126,960)	(180,057)	71,044
Net cash (used in) provided by financing activities		10,608,375	(13,115,677)	5,837,222
Net decrease in cash and cash equivalents		(10,261,497)	(1,011,361)	(12,596,917)
Cash and cash equivalents, beginning of year		19,348,812	20,360,173	32,957,090
Cash and cash equivalents, end of year	$	9,087,315	19,348,812	20,360,173
Supplemental disclosures:				
Cash paid during the year for:				
Interest	$	5,082,436	7,843,008	8,003,132
Income taxes		362,000	864,980	682,305
Noncash transactions:				
Transfer of loans to other real estate through foreclosure		638,238	72,000	82,539
Transfer of securities from held to maturity to available for sale		—	13,975,608	—

See accompanying notes to consolidated financial statements.

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Notes to Financial Statements

December 31, 2002, 2001, and 2000

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of United Bancorporation of Alabama, Inc. (the Corporation) and its wholly owned subsidiary, United Bank (the Bank) collectively referred to as the Company. Significant intercompany balances and transactions have been eliminated in consolidation.

(b) Concentrations

The Company operates primarily in one business segment, commercial banking, in the Southwest Alabama market. As of December 31, 2002 and December 31, 2001, approximately 50% and 53%, respectively, of the company's loans were commercial loans. The bank's commercial customers are primarily small to middle market enterprises. The bank specializes in agricultural loans, of which approximately 19% and 13% of the company's total loans consisted of as of December 31, 2002 and December 31, 2001, respectively.

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes the allowance for losses on loans is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Alabama, as substantially all loans are to borrowers within the state. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(d) Cash Equivalents

The Company considers due from banks and federal funds sold to be cash equivalents. Federal funds are generally sold for one-day periods.

(Continued)



(e) ***Investment Securities***

Investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held to maturity, management has the intent and ability to hold such securities until maturity. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of tax effect, until realized. Once realized, gains and losses on investment securities available for sale are reflected in current period earnings.

Interest earned on investment securities is included in interest income. Net gains and losses on the sale of investment securities available for sale, computed on the specific identification method, are shown separately in noninterest income in the consolidated statements of operations. Accretion of discounts and amortization of premiums are calculated on the effective interest method over the anticipated life of the security.

A decline in the fair value of any security below amortized cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

(f) ***Loans***

Interest income on loans is credited to earnings based on the principal amount outstanding at the respective rate of interest. Accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are recognized as interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

(Continued)

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For those accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(g) ***Allowance for Loan Losses***

The ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in economic and market conditions in the geographic area served by the Company and various other factors.

Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors, which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

(h) ***Premises and Equipment***

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the double declining-balance method and the straight-line method over the estimated useful lives of the assets.

(i) ***Other Real Estate***

Other real estate represents property acquired through foreclosure or deeded to the Company in lieu of foreclosure on real estate mortgage loans on which borrowers have defaulted. Other real estate is carried in other assets at the lower of cost or fair value, adjusted for estimated selling costs. Reductions in the balance of other real estate at the date of foreclosure are charged to the allowance for loan losses. Subsequent changes in fair value, up to the value established at foreclosure, are recognized as charges or credits to noninterest expense with an offset to the allowance for losses on other real estate.

(j) ***Income Tax Expense***

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(k) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded if the current market price on the date of grant of the underlying stock exceeds the exercise price.

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation*, prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows companies to apply APB No. 25 as long as certain pro forma disclosures are made assuming hypothetical fair value method application.

Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 2002, 2001, and 2000 would have been impacted as shown in the following table:

		2002	2001	2000
Reported net earnings	$	2,034,892	2,069,570	2,046,571
Compensation expense, net of taxes		24,243	11,270	11,271
Pro forma net earnings		2,010,649	2,058,300	2,035,300
Reported basic earnings per share		1.86	1.89	1.87
Proforma basic earnings per share		1.84	1.88	1.86
Reported diluted earnings per share		1.81	1.87	1.86
Pro forma diluted earnings per share		1.79	1.86	1.85

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected life of option	5 yrs	10 yrs	10 yrs
Risk-free interest rate	2.89%	3.50%	4.15%
Expected volatility of Company stock	12.09%	12.00%	12.70%
Expected dividend yield of Company stock	2.24%	2.84%	1.67%

The weighted average fair value of options granted during 2002, 2001, and 2000 is as follows:

		2002	2001	2000
Fair value of each option granted	$	5.99	5.29	7.54

(Continued)

(l) ***Earnings per Share***

Basic and diluted earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share.*

(m) ***Business Segments***

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for the disclosures made by public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in only one segment – commercial banking.

(n) ***Recent Accounting Pronouncements***

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The Company is required to adopt the provision of SFAS No. 141 effective immediately and SFAS No. 142 effective January 1, 2002. The Company does not currently have any goodwill capitalized on its balance sheet. Accordingly, the adoption of these statements did not have an impact on the consolidated financial statements of the Company.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, *Reporting and Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions* (Opinion No. 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used, as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will not result in a write-down of goodwill. Rather, goodwill is

(Continued)

evaluated for impairment under SFAS No. 142, *Goodwill and Other Intangible Assets*. The adoption of this statement by the Company did not have a material effect on the consolidated financial statements.

In October 2002, the FASB issued SFAS 147, which removes certain acquisitions of financial institutions (other than transactions between two or more mutual enterprises) from the scope of SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions* and FASB Interpretation 9, *Applying APB Opinions 16 and 17 When a Savings and Loan or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* These types of transactions are now accounted for under SFAS 141 and 142. In addition, this Statement amends SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer relationship intangible assets of financial institutions. The provisions of this Statement were effective October 1, 2002, with earlier adoption permitted. The adoption of this statement did not have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS 148, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. This Statement is effective for fiscal and interim periods ending after December 15, 2002. The adoption of this statement did not have a material impact to the Consolidated Financial Statements.

In November 2002, the FASB issued FIN 45, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit and first-loss guarantees on securitizations. The disclosure requirements of this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the disclosure requirements of this Interpretation did not have a material impact on the consolidated financial statements. Management does not expect this Interpretation to have a material impact to the Consolidated Financial Statements.

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin (ARB) 51, *Consolidated Financial Statements,* to certain entities (called variable interest entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation

(Continued)

requirements apply to all variable interest entities created after January 31, 2003. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. The adoption of the disclosure requirements of this Interpretation did not have a material impact on the consolidated financial statements. Management does not expect this Interpretation to have a material impact to the Consolidated Financial Statements.

(2) Cash and Due From Banks

The Corporation's subsidiary bank is required by the Federal Reserve Bank to maintain daily cash balances. These balances were $2,110,000 and $1,052,000 at December 31, 2002 and 2001, respectively.

(3) Investment Securities

The amortized cost and fair value of investment securities available for sale at December 31, 2002 and 2001 were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
U.S. Treasury	$ 1,517,846	10,301	—	1,528,147
U.S. government agencies, excluding mortgage-backed securities	1,500,000	5,188	(7,290)	1,497,898
State and political subdivisions	21,026,192	754,921	(60,175)	21,720,938
Mortgage-backed securities	24,878,984	652,746	(64,361)	25,467,369
Corporate notes and other	491,139	37,424	—	528,563
	$ 49,414,161	1,460,580	(131,826)	50,742,915
2001:				
U.S. Treasury	$ 1,506,392	37,828	—	1,544,220
U.S. government agencies, excluding mortgage-backed securities	2,087,767	85,068	(23,220)	2,149,615
State and political subdivisions	18,532,023	248,324	(135,173)	18,645,174
Mortgage-backed securities	18,049,489	272,639	(38,285)	18,283,843
Corporate notes and other	991,821	16,166	(15,247)	992,740
	$ 41,167,492	660,025	(211,925)	41,615,592

(Continued)

The amortized cost and fair value of investment securities available for sale at December 31, 2002, categorized by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Fair value
Investment securities available for sale:			
Due in one year or less	$	1,810,112	1,817,482
Due after one year through five years		3,584,240	3,711,158
Due after five years through ten years		7,407,834	7,744,108
Due after ten years		11,732,991	12,002,798
Subtotal		24,535,177	25,275,546
Mortgage-backed securities		24,878,984	25,467,369
Total	$	49,414,161	50,742,915

Gross gains of $78,967 and gross losses of $1,972 were realized on those sales of investment securities available for sale in 2002. Gross gains of $225,376 and gross losses of $52,162 were realized on those sales of investment securities available for sale in 2001. Gross gains of $40,041 and gross losses of $5,316 were realized on those sales of investment securities available for sale in 2000.

Securities with carrying values of $31,162,178 and $30,112,910 at December 31, 2002 and 2001, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

(4) Loans and Allowance for Loan Losses

At December 31, 2002 and 2001, the composition of the loan portfolio was as follows:

		2002	2001
Commercial and financial	$	80,446,596	78,792,276
Agricultural		30,983,309	19,089,172
Real estate – construction		8,295,383	7,377,897
Real estate – 1–4 family residential mortgage		27,784,873	27,233,771
Installment loans to individuals		14,926,017	16,552,493
Total	$	162,436,178	149,045,609

At December 31, 2002, the Corporation had $30,983,000 of agriculture related loans as compared to $19,089,172 and 414,871,440 in 2001 and 2000, respectively. Agriculture loans accounted for $0, $0, and $75106 of nonaccural loans in 2002, 2001, and 2000, respectively.

(Continued)

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2002, 2001, and 2000 follows:

		2002	2001	2000
Balance at beginning of year	$	1,993,245	1,939,307	1,676,274
Provision charged to earnings		837,000	480,000	475,000
Less loans charged-off		(765,505)	(479,901)	(252,430)
Plus loan recoveries		52,071	53,839	40,463
Net charge-offs		(713,434)	(426,062)	(211,967)
Balance at end of year	$	2,116,811	1,993,245	1,939,307

Loans on which the accrual of interest had been discontinued or reduced amounted to $1,166,919 and $2,184,316 as of December 31, 2002 and 2001, respectively. If these loans had been current throughout their terms, interest income would have been increased by $29,967, $123,443, and $48,630, for 2002, 2001, and 2000, respectively. At December 31, 2000, the Company had impaired loans of $72,811. At December 31, 2002 and 2001, the Company had no significant impaired loans.

During 2002 and 2001, certain executive officers and directors of the Corporation and its subsidiary, including their immediate families and companies with which they are associated, were loan customers of the Bank. Total loans outstanding to these related parties at December 31, 2002 and 2001, amounted to $7,185,629 and $5,874,226, respectively. The change from December 31, 2001 to December 31, 2002 reflects advances amounting to $2,660,708 and payments of $1,349,305 made during the year. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal credit risk.

(5) Premises and Equipment

At December 31, 2002 and 2001, premises and equipment were as follows:

		2002	2001
Land	$	1,698,651	1,072,612
Buildings and leasehold improvements (depreciated over 5 to 50 years)		4,756,867	4,433,492
Furniture, fixtures, and equipment (depreciated over 3 to 10 years)		4,071,617	3,885,957
Automobiles (depreciated over 3 years)		133,475	133,475
		10,660,610	9,525,536
Less accumulated depreciation		4,349,559	3,624,504
	$	6,311,051	5,901,032

(Continued)

Depreciation expense for the year ended December 31, 2002, 2001, and 2000 was $728,699, $610,438, and $511,545, respectively.

(6) Deposits

At December 31, 2002 and 2001, deposits were as follows:

		2002	2001
Noninterest bearing accounts	$	35,939,396	33,406,633
NOW accounts		18,336,858	19,274,192
Money market investment accounts		8,508,315	7,218,784
Savings account		16,961,888	15,016,012
Time deposits:			
Certificates of deposit less than $100,000		73,507,943	70,864,115
Certificates of deposit greater than $100,000		29,310,915	34,729,433
Total deposits	$	182,565,315	180,509,169

At December 31, 2002, 2001, and 2000 interest expense on deposits was as follows:

		2002	2001	2000
NOW accounts	$	308,699	667,566	1,670,355
Money market investment accounts		109,583	108,637	131,752
Savings account		143,988	288,203	370,895
Time deposits:				
Certificates of deposit less than $100,000		2,403,927	3,771,353	3,628,686
Certificates of deposit greater than $100,000		1,041,401	1,803,181	1,624,292
Total interst expense on deposits	$	4,007,598	6,638,940	7,425,980

At December 31, 2002, the contractual maturities of time deposits are as follows:

Due in one year	$	83,013,829
Due in two years		9,414,139
Due in three years		5,086,194
Due in four years		1,061,163
Due in five years		4,089,095
Thereafter		154,438
	$	102,818,858

(Continued)

(7) Securities Sold Under Agreements to Repurchase

The maximum amount of outstanding securities sold under agreements to repurchase during 2002 and 2001 was $15,503,292 and $15,815,554, respectively. The weighted average borrowing rate at December 31, 2002 and 2001 was 0.77% and 1.00%, respectively. The average amount of outstanding securities sold under agreements to repurchase during 2002 and 2001 was $10,753,068 and $11,612,232, respectively. The weighted average borrowing rate during the years ended December 31, 2002 and 2001 was 4.70% and 3.15%, respectively. Securities underlying these agreements are under the Company's control.

(8) Borrowed Funds

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at December 31, 2002:

Maturity date	Interest rate		
March 2003	1.97%	$	500,000
September 2003	1.30%		1,300,000
March 2004	2.35%		1,500,000
September 2004	2.53%		1,000,000
June 2006	7.19%		60,305
September 2007	2.82%		5,000,000
March 2011	4.22%		2,000,000
May 2012	7.41%		111,467
July 2017	6.93%		975,000
August 2017	6.84%		160,775
July 2020	7.54%		219,791
Total (weighted average rate of 3.305%)		$	12,827,338

At December 31, 2002 and 2001, the advances were collateralized by a blanket pledge of first-mortgage residential loans in the amount of $27,784,873 and $27,233,771, respectively.

(9) Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000 was allocated as follows:

		2002	2001	2000
Income from continuing operations	$	602,846	643,470	669,696
Stockholders' equity, for other comprehensive income	$	352,262	175,994	542,360

(Continued)

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Notes to Financial Statements

December 31, 2002, 2001, and 2000

The components of income tax expense attributable to income from continuing operations for the years ended December 31, 2002, 2001, and 2000 were as follows:

		2002	2001	2000
Current:				
Federal	$	529,675	580,936	599,579
State		97,557	56,526	115,388
Total		627,232	637,462	714,967
Deferred:				
Federal		(21,395)	7,866	(40,280)
State		(2,991)	(1,858)	(4,991)
Total		(24,386)	6,008	(45,271)
Total income tax expense	$	602,846	643,470	669,696

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

		2002	2001	2000
Income tax at statutory rate	$	896,832	922,434	923,531
Increase (decrease) resulting from:				
Tax exempt interest		(318,970)	(342,371)	(406,384)
Interest disallowance		27,090	46,908	60,867
Deferred compensation		2,380	10,077	12,186
State income tax net of federal benefit		62,414	36,081	72,862
Premium amortization on tax exempt investment securities		4,352	8,722	21,382
Cash surrendered value of life insurance		(39,677)	(34,962)	—
Other, net		(31,575)	(3,419)	(14,748)
	$	602,846	643,470	669,696

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

		2002	2001
Deferred tax assets:			
Loans, principally due to the allowance for loan losses	$	492,274	448,241
Other real estate, principally due to differences in carrying value		81,961	20,925
Accrued expenses		19,579	31,384
Security writedown		4,427	4,427
Other		179	42
Total deferred tax assets		598,420	505,019
Deferred tax liabilities:			
Premises and equipment, principally due to difference in depreciation		231,062	172,860
Investment securities available for sale		531,498	179,237
Discount accretion		51,277	40,468
Other		550	546
Total deferred tax liabilities		814,387	393,111
Net deferred tax asset (liability)	$	(215,967)	111,908

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(Continued)

(10) Stock Option Plan

The United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the Plan) provides for the grant of options to officers, directors, and employees of the Corporation to purchase up to an aggregate of 77,000 shares of Class A Stock. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 1999	41,560	$ 18.01
Granted	4,080	31.30
Surrendered	—	—
Exercised	(5,600)	16.00
Balance at December 31, 2000	40,040	19.65
Granted	4,080	32.50
Surrendered	—	—
Exercised	(2,600)	16.00
Balance at December 31, 2001	41,520	21.14
Granted	22,080	31.50
Surrendered	(5,000)	31.50
Exercised	(2,000)	16.00
Balance at December 31, 2002	56,600	24.57

(Continued)

Stock options outstanding and exercisable on December 31, 2002 and 2001 were as follows:

2002

Exercise price per share	Shares under option	Weighted average remaining contractual life in years
Outstanding:		
$ 16.00	23,200	6.0
22.50	4,080	6.0
25.74	4,080	7.0
31.30	4,080	8.0
31.50	17,080	10.0
32.50	4,080	9.0
	56,600	
Exercisable:		
$ 16.00	23,200	6.0
22.50	4,080	6.0
25.74	3,264	7.0
31.30	2,448	8.0
31.50	1,016	10.0
32.50	1,632	9.0
	35,640	

(Continued)

2001		
Exercise price per share	Shares under option	Weighted average remaining contractual life in years
Outstanding:		
$ 16.00	25,200	7.0
22.50	4,080	7.0
25.74	4,080	8.0
31.30	4,080	9.0
32.50	4,080	10.0
16.00 - 32.50	41,520	7.6
Exercisable:		
$ 16.00	25,200	7.0
22.50	3,264	7.0
25.74	2,448	8.0
31.30	1,632	9.0
32.50	816	10.0
16.00 - 32.50	33,360	7.6

(11) Net Income per Share

Presented below is a summary of the components used to calculate diluted earnings per share for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Diluted earnings per share:			
Weighted average common shares outstanding	1,092,586	1,095,706	1,091,538
Effect of the assumed exercise of stock options-based on the treasury stock method using average market price	30,644	12,924	9,164
Total weighted average common shares and potential common stock outstanding	1,123,230	1,108,630	1,100,702

(Continued)

(12) Employee Benefit Plans

The Company adopted a 401(k) employee incentive savings plan effective January 1, 1988. Employees become eligible after completing six months of service and attaining age 20.5. They can contribute a minimum of 1% up to 10% of salary to the plan. The Company contributes twenty-five cents for each dollar the employee contributes, up to 4% of the employee's salary. Total Company contributions to the plan during 2002, 2001, and 2000 were $31,189, $28,829, and $24,249, respectively.

The Company also maintains a profit-sharing plan for eligible employees. Eligibility requirements for this plan are the same as the 401(k) Employee Incentive Savings Plan. Annual profit sharing contributions of $114,000, $110,600, and $82,000 were made in 2002, 2001, and 2000, respectively.

(13) Fair Value of Financial Instruments

The assumptions used in estimating the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Company. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a) Cash, Cash Equivalents, and Interest Earning Deposits With Other Financial Institutions

Fair value approximates the carrying value of such assets.

(b) Investment Securities

The fair value of investment securities is based on quoted market prices.

(c) Loans

The fair value of loans is calculated using discounted cash flows and excludes lease-financing arrangements. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of accrued interest approximates its fair value.

(d) Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings and money market deposit accounts, approximates the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

(Continued)

The fair value estimates in the table below do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

(e) ***Securities Sold Under Agreements to Repurchase***

Due to their short-term nature, the fair value of securities sold under agreements to repurchase approximates their carrying value.

(f) ***FHLB and Other Borrowed Funds***

The fair value of the Company's other borrowed funds approximates the carrying value of such liabilities. The fair value of FHLB advances is based on current borrowing rates.

(g) ***Commitments to Extend Credit and Standby Letters of Credit***

There is no market for the commitment to extend credit and standby letters of credit and they were issued without explicit cost. Therefore, it is not practical to establish their fair value.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:				
Cash and short-term investments	$ 9,087	9,087	19,348	19,348
Investment securities	50,743	50,743	41,615	41,615
Loans, net of unearned income and allowance for loan losses	160,319	163,681	147,052	151,823
Financial liabilities:				
Deposits	182,565	183,805	180,509	181,433
Securities sold under agreements to repurchase	8,141	8,141	9,069	9,069
Other borrowed funds	289	289	416	416
FHLB advances	12,827	13,486	6,235	6,885

(Continued)

(14) Dividends From Subsidiary

Dividends paid by the subsidiary bank are the primary source of funds available to the Corporation for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. In addition, the subsidiary bank is also required to maintain minimum amounts of capital to total "risk-weighted" assets, as defined by banking regulators. Capital adequacy considerations could further limit the availability of dividends from the subsidiary bank. At December 31, 2002, the Bank could have declared dividends of approximately $4,293,593 without prior approval of regulatory authorities.

(15) Comprehensive Income

The following is a summary of the components of other comprehensive income:

	Year ended December 31		
	2002	2001	2000
Other comprehensive income before tax:			
Unrealized holding gains arising during the period, net	$ 957,649	613,205	1,390,551
Less reclassification adjustment for gains included in net earnings	76,995	173,214	34,725
Other comprehensive income, before income taxes	880,654	439,991	1,355,826
Income tax expense related to other comprehensive income:			
Unrealized holding gains arising during the period, net	383,060	245,280	556,250
Less reclassification adjustment for gains included in net income	30,798	69,286	13,890
Total income tax expense related to other comprehensive income comprehensive income	352,262	175,994	542,360
Other comprehensive income, after taxes	$ 528,392	263,997	813,466

(Continued)

(16) Litigation

The Company is involved in various legal proceedings arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings is not expected to have a material adverse effect upon the financial statements of the Company.

(17) Commitments

The Company leases certain property and equipment for use in its business. These leases have lease terms generally not in excess of five years. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002, are as follows:

Years ending December 31:		
2003	$	95,125
2004		89,746
2005		78,540
2006		44,790
2007		30,790
Thereafter		68,132
	$	407,123

Rental expense for all operating leases charged to earnings aggregated $108,463, $105,625, and $92,175 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making conditional obligations as it does for on-balance-sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2002, are as follows:

Commitments to extend credit	$	14,205,000
Standby letters of credit		2,431,500

(Continued)

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

(18) Other Noninterest Income and Expense

Components of other noninterest expense exceeding 1% of the total of interest income and other income for any of the years ended December 31, 2002, 2001, and 2000, respectively, include the following:

		2002	2001	2000
Data processing fees	$	34,956	247,584	297,320
Supplies expenses		272,756	214,006	279,544

(19) Regulatory Matters

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework of prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of each bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Corporation and its subsidiary bank are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum core capital (Tier I Capital) of at least 4% of risk-weighted assets, minimum total capital (Total Qualifying Capital) of at least 8% of risk-weighted assets and a minimum leverage ratio of at least 4% of average assets. Management believes, as of December 31, 2002, that the Corporation and its subsidiary bank meet all capital adequacy requirements to which they are subject.

(Continued)

As of December 31, 2002, the most recent notification from the appropriate regulatory agencies categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the subsidiary banks must maintain minimum Total Qualifying Capital, Tier I Capital, and leverage ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The following table presents the actual capital amounts and ratios of the Corporation and its significant subsidiary banks at December 31, 2002 and 2001:

	Total Qualifying Capital		Tier I Capital		Leverage	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Consolidated	$ 28,897	16.16%	$ 26,781	14.98%	$ 26,781	11.75%
United Bank	24,640	13.92%	22,523	12.73%	22,523	9.69%
As of December 31, 2001:						
Consolidated	$ 23,570	14.52%	$ 21,577	13.31%	$ 21,577	9.88%
United Bank	22,564	13.84%	20,571	12.62%	20,571	9.46%

(Continued)

(20) Parent Company Financial Information

The condensed financial information for United Bancorporation of Alabama, Inc. (Parent Company Only) follows:

(Parent Company Only)
Condensed Balance Sheet Information
December 31, 2002 and 2001

Assets		2002	2001
Cash	$	2,630,235	175,156
Dividend receivable from subsidiary bank		—	384,055
Premises and equipment		1,689,351	840,588
Investment in subsidiaries		23,447,861	20,840,844
Total assets	$	27,767,447	22,240,643
Liabilities and Stockholders' Equity			
Other liabilities	$	341,706	394,150
Guarantee preferred beneficial interest in junior subordinate debt securities, net of debt issuance costs of $151,563		3,972,437	—
Total liabilities		4,314,143	394,150
Stockholders' equity:			
Class A common stock of $0.01 par value. Authorized 5,000,000 shares; issued 1,161,481 and 1,159,481 shares in 2002 and 2001, respectively		11,615	11,595
Class B common stock of $0.01 par value. Authorized 250,000 shares; no shares issued		—	—
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued		—	—
Additional paid in capital		5,092,727	5,056,304
Retained earnings		18,398,823	16,961,631
Accumulated other comprehensive income, net of tax		797,255	268,863
		24,300,420	22,298,393
Less: 74,759 and 62,181 treasury shares at cost in 2002 and 2001, respectively		847,116	451,900
Total stockholders' equity		23,453,304	21,846,493
Total liabilities and stockholders' equity	$	27,767,447	22,240,643

(Continued)

(Parent Company Only)
Condensed Statements of Operations Information
Years ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Income:				
Cash dividends from subsidiary	$	271,684	659,055	766,000
Other		40,200	43,550	36,850
Expense:				
Salaries and benefits		—	12,480	80,760
Interest on other borrowed funds		116,518	—	—
Other		115,099	90,794	130,413
Earnings before equity in undistributed earnings of subsidiary		80,267	599,331	591,677
Equity in undistributed earnings of subsidiary		1,954,625	1,470,239	1,454,894
Net earnings	$	2,034,892	2,069,570	2,046,571

(Continued)

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Notes to Financial Statements

December 31, 2002, 2001, and 2000

(Parent Company Only)
Condensed Statements of Cash Flows Information
Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 2,034,892	2,069,570	2,046,571
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,954,625)	(1,470,239)	(1,454,894)
Compensation expense arising from stock option awards	—	12,480	45,760
Increase (decrease) in other liabilities	(52,444)	48,636	8,734
Decrease (increase) in receivables	384,055	32,195	(328,000)
Net cash provided by operating activities	411,878	692,642	318,171
Cash flows from investing activities:			
Purchases of premises and equipment, net	(848,763)	(5,416)	(204,316)
Capital investment in subsidiary	(124,000)	—	—
Net cash used in investing activities	(972,763)	(5,416)	(204,316)
Cash flows from financing activities:			
Cash dividends	(597,700)	(658,080)	(601,300)
Proceeds from private placement	3,972,437	—	44,000
Purchase of treasury stock	(397,736)	—	—
Proceeds from sale of treasury stock	6,963	12,453	19,713
Exercise of stock options	32,000	41,600	89,600
Net cash provided by (used in) financial activities	3,015,964	(604,027)	(447,987)
Net increase (decrease) in cash	2,455,079	83,199	(334,132)
Cash, beginning of year	175,156	91,957	426,089
Cash, end of year	$ 2,630,235	175,156	91,957

Management Discussion and Anaylysis

LIQUIDITY

One of the Bank's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term assets. These sources, coupled with a stable deposit base, allow the Bank to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, cash from operating activities and a strong base of core deposits are adequate to meet the Bank's liquidity needs for normal operations. To provide additional liquidity, the Bank utilizes short-term financing through the purchase of federal funds, and maintains a borrowing relationship with the Federal Home Loan Bank to provide liquidity. Should the Bank's traditional sources of liquidity be constrained, forcing the Bank to purse avenues of funding not typically used, the Bank's net interest margin could be impacted negatively.

As of December 31, 2002, management believes liquidity was adequate. The corporation relies primarily on the Bank for its liquidity needs. At December 31, 2002 the gross loan to deposit ratio was 85.17%. The Corporation's bank subsidiary has an Asset Liability Committee, which has as its primary objective the maintenance of specific funding and investment strategies to achieve short-term and long-term financial goals.

As revealed in the Consolidated Statement of Cash Flows, the Corporation generates the majority of its cash flows from financing activities. Financing activities provided $10,608,375 in cash in 2002, with the majority of this coming from advances from the Federal Home Loan Bank of Atlanta. These advances were used to purchase investments to increase net interest income. The investing activities of the Corporation used $23,063,267 of the cash flows primarily from the investment and the increase in the loan portfolio of the Bank. Operations provided $2,193,395 in cash flows with these funds coming from net income and depreciation for the year ended December 31, 2002.

INTEREST RATE SENSITIVITY

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the Board of Directors and the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates. Further, interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. The ALCO is charged with the responsibility to maintain the level of sensitivity of the Bank's net interest margin within Board approved limits.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 - 300 basis points increase or decrease in prime rate. The Bank uses the Asset liability model developed by HNC, an independent third party vendor, which takes the current rate structure of the portfolio and shocks for each rate level and calculates the new market value of equity at each rate. The Bank's Board of Directors has adopted an interest rate risk policy, which establishes maximum allowable decreases in net interest margin in the event of a sudden and sustained increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV (fair value assets less fair value liabilities) for the various rate shock levels as of December 31, 2002. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Bank manages other risk, such as credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be its most significant market risk. Interest rate risk could potentially have the largest material effect on the Bank's financial condition and results of operations. Other types of market risks, such as foreign currency exchange rate risk, do not generally arise in the Bank's normal course of business activities.

The Bank's profitability is affected by fluctuations in interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings potential. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent or on the same basis.

The Bank's Asset Liability Management Committee ("ALCO") monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in the net portfolio value ("NPV") and net interest income. NPV represents the market values of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items over a range of assumed changes in market interest rates. A primary purpose of the Bank's ALCO is to manage interest rate risk to effectively invest the Bank's capital and to preserve the value created by its core business operations. As such, certain management monitoring processes are designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

CAPITAL RESOURCES

The Corporation has historically relied primarily on internally generated capital growth to maintain capital adequacy. The average assets to average equity ratio during 2002 was 10.11% as compared to 9.31% in 2001. Total stockholders' equity on December 31, 2002 was $23,453,304, an increase of $1,606,811, or 7.35%, from $21,846,493 at year end 2001. This increase is the result of the Corporation's net earnings during 2002, less dividends declared to stockholders of $597,700, plus other comprehensive income of $528,392. Stockholders equity was also affected by the sale of stock under the Employee Stock Purchase Plan, the exercise of stock options, and the purchase 12,817 shares at $31.00 per share pursuit to an issuer tender offer. The Corporation's risk based capital of $28,897,000, or 16.16%, at December 31, 2002, was well above the Corporation's minimum risk based capital requirement of $12,012,000 or 8.0% of risk weighted assets. The Corporation's risk based capital increased $4,124,000 due to Trust Preferred issued in June of 2002. Based on management's projections, internally generated capital should be sufficient to satisfy capital requirements for existing operations into the foreseeable future; however, continued growth into new markets may require the Bank to access external funding sources.

SUMMARY OF OPERATIONS

The Corporation's 2002 net income was $2,034,892, as compared to net income in 2001 of $2,069,570. Average net interest spread increased by 61 basis points from 3.78% in 2001 to 4.39% in 2002. This increase was caused by the rapid decline in interest rates in the year 2001, which caused assets to reprice faster than liabilities. In 2002 the liabilities repriced faster than the assets, causing the spread to widen, with interest-earning assets decreasing by 114 basis points while interest bearing liabilities decreased by 175 basis points. Average interest earning assets, which increased from $202,162,000 in 2001 to $205,261,000 in 2002, produced a $672,171 increase in net interest income in 2002. Non-interest income increased by $421,610 from $2,303,957 in 2001 to $2,725,567 in 2002. The provision for loan losses in 2002 was $837,000 as compared to $480,000 in 2001. The 2002 provision was the amount established by management to increase the allowance to the appropriate level. Non-interest expenses for 2002 increased $812,082 from $7,880,754 in 2001 to $8,692,836 in 2002.

The Corporation's 2001 net income was $2,069,570, as compared to a net income in 2000 of $2,046,571. Average net interest spread decreased by 2 basis points from 3.80% in 2000 to 3.78% in 2001. This decrease was caused by the rapid decline in interest rates in the year 2001. Average interest earning assets, which decreased from $202,623,000 in 2000 to $202,162,000 in 2001, produced a $14,821 increase in net interest income in 2001. Non-interest income increased by $641,528 from $1,662,429 in 2000 to $2,303,957 in 2001. The provision for loan losses in 2001 was $480,000 as compared to $475,000 in 2000. The 2001 provision was the amount established by management to maintain the allowance at the appropriate level. Non-interest expenses for 2001 increased $654,576 from $7,226,178 in 2000 to $7,880,754 in 2001.

NET INTEREST INCOME

Total interest income (on an FTE basis) decreased to $14,630,000 in 2002, from $16,715,000 in 2001, a decrease of $2,085,000, or 12.47%. This decrease is a function of the change in average earning assets and the average interest bearing liabilities along with falling interest rates. Average loans increased $6,001,000 while the average rate earned decreased 128 basis points. The average interest rate (FTE) earned on all earning assets in 2002 decreased to 7.13% from 8.27% in 2001. The interest rate spread increased from 3.78% in 2001 to 4.39% in 2002, as rates decreased more on interest bearing liabilities than on interest earning assets. The more stable rate environment in 2002 allowed the slower repricing certificates of deposit to reprice at rates much lower than they previously were earning. Average taxable investment securities for 2002 were $29,024,000, as compared to $30,072,000 for 2001, a decrease of $1,048,000, or 3.48%. The lower rate environment allowed home owners to refinance and pay off existing mortgages which in turn caused mortgage-backed securities to prepay faster than in previous years. Also, many bonds were called as government agencies took advantage of lower rates and refinanced callable bonds. To partially offset these prepayments the Bank purchased securities with funds borrowed at a lower rate from the Federal Home Loan Bank. Average tax-exempt investment securities decreased $123,000, or .63%, to $19,110,000 in 2002 from $19,233,000 in 2001. The average volume of federal funds sold increased to $2,772,000 in 2002 from $2,122,000 in 2002, a decrease of $650,000 or 30.63%.

Total interest expense decreased $2,876,326, or 38.60%, to $4,574,716 in 2002, from $7,451,042 in 2001. This decrease is a function of the decrease in interest rates off set by a slight increase in the volume of interest bearing liabilities. The average rate paid on interest-bearing liabilities in 2002 was 2.67% as compared to 4.49% in 2001. Average interest-bearing liabilities increased to $167,232,000 in 2002, from $166,020,000 in 2001, an increase of $1,212,000, or 0.73%. Average savings and interest-bearing demand deposits increased $799,000 or 1.82% to $44,785,000 in 2002. Average time deposits decreased to $101,444,000 in 2002, from $102,003,000 in 2001, a decrease of $559,000, or 0.55%. The average rate paid on time deposits decreased to 3.62% in 2002 from 5.46% in 2001. This decrease was caused by the stable rate environment of 2002, which allowed time deposits to reprice for the whole year at interest rates much lower than the previous year. The Corporation issued $4,124,000 of Trust Preferred Stock in June of 2002 at an interest rate of three month Libor plus 3.65%. The interest expense associated with this issue was $116,518 or an average rate of 5.65%.

Total interest income (on an FTE basis) decreased to $16,715,000 in 2001, from $17,899,000 in 2000, a decrease of $1,184,000, or 6.61%. This decrease was a function of the average earning assets decreasing $461,000 and falling interest rates. Average loans increased $15,272,000 while the average rate earned decreased 101 basis points. The average interest rate (FTE) earned on all earning assets in 2001 decreased to 8.27% from 8.83% in 2000. The interest rate spread decreased from 3.80% in 2000 to 3.78% in 2001, as rates decreased more on interest earning assets than on interest bearing liabilities. Average taxable investment securities for 2001 were $30,072,000, as compared to $41,268,000 for 2000, a decrease of $11,196,000,or 27.13%. Average tax-exempt investment securities decreased $4,021,000,or 17.29%, to $19,233,000 in 2001 from $23,254,000 in 2000. These changes in investment securities were the result primarily of the loss of $20,000,000 in public fund deposits in 2000. The average volume of federal funds sold decreased to $2,122,000 in 2001 from $6,505,000 in 2000, a decrease of $4,383,000 or 67.38%.

Management Discussion and Anaylysis

Total interest expense decreased $1,104,423, or 12.91%, to $7,451,042 in 2001, from $8,555,465 in 2000. This decrease was a function of the decrease in the volume of interest bearing liabilities and the decrease in interest rates. The average rate paid on interest-bearing liabilities in 2001 was 2.67% as compared to 5.03% in 2000. Average interest-bearing liabilities decreased to $166,020,000 in 2001, from $170,145,000 in 2000, a decrease of $4,125,000, or 2.42%. Average savings and interest-bearing demand deposits decreased $14,607,000 or 24.93% to $43,986,000 in 2001 because of the loss of public fund deposits, from $58,593,000 in 2000. Average time deposits increased to $102,003,000 in 2001, from $91,937,000 in 2000, an increase of $10,066,000, or 10.95%. The growth in time deposits was fueled by new growth from Baldwin County branches, and the purchasing of internet time deposits to help fund the loss of the public funds. The average rate paid on time deposits decreased to 5.46% in 2001 from 5.71% in 2000. This decrease was caused by the rate decreases of the Federal Reserve Bank in the year 2001.

PROVISION FOR LOAN LOSSES

The provision for loan losses is that amount necessary to maintain the allowance for loan losses at a level appropriate for the associated credit risk, as determined by management in accordance with generally accepted accounting principles (GAAP), in the current portfolio. The provision for loan losses for the year ended December 31, 2002 was $837,000 as compared to $480,000 in 2001, an increase of $357,000, or 78.13%. The change in the provision maintains the allowance at a level that is determined to be appropriate by management and the board of directors of the Bank.

The allowance for loan losses at December 31, 2002 represents 1.30% of gross loans, as compared to 1.34% at December 31, 2001 and 1.37% at December 31, 2002.

While it is the Bank's policy to charge off loans when a loss is considered probable, there exists the risk of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Bank, management's judgment as to the appropriateness of the allowance for loan losses is approximate and imprecise. Adjustments to the allowance for loan losses may also be required by the FDIC or the Alabama Superintendent of Banks in the course of their examinations of the Bank. Accordingly, no assurances can be given that continued evaluations of the loan portfolio in light of economic conditions then prevailing, results of upcoming examinations, or other factors will not require significant changes to the allowance.

NONINTEREST INCOME

Total noninterest income increased $421,610 or 18.30%, to $2,725,567 in 2002, as compared to $2,303,957 in 2001.

Service charge income increased to $1,941,267 in 2002, from $1,607,296 in 2001, an increase of $333,971, or 20.78%. This increase was attributable to increases in the pricing of the services that the Bank offers, and the growth of demand accounts. The Bank also implemented a new program that allows depositors to overdraw their checking accounts. When they overdraw the account the Bank pays the check and charges the customer a nonsufficient fund charge. This fee increased these charges by $330,010over the previous year. Commissions on credit life insurance decreased $8,829, or 14.43%, to $52,368 in 2002, from $61,197 in 2001. Other income increased to $654,937 in 2002, from $462,250 in 2001, an increase of $192,687 or 41.68%. This increase is attributable to an increase of $108,253 on mortgage origination fees for third parties and an increase of $8,561 on safe deposit box fees, increases in commissions on insurance and brokerage sales of $22,303. The Bank also received $27,680 in dividends from other sources.

Service charge income increased to $1,607,296 in 2001, from $1,243,544 in 2000, an increase of $363,752, or 29.25%. This increase was attributable to increases in the pricing of the services that the Bank offers, and the growth of demand accounts, when adjusted for the loss of public fund deposits. Commissions on credit life insurance increased $21,257, or 53.22%, to $61,197 in 2001, from $39,940 in 2000. Other income increased to $462,250 in 2001, from

Management Discussion and Anaylysis

$344,220 in 2000, an increase of $118,030 or 34.29%. This increase is attributable to an increase of $66,033 on mortgage origination fees for third parties and an increase of $113,640 in earnings on bank-owned life insurance offset by a decrease in brokerage commissions of $67,492.

NONINTEREST EXPENSE

Total noninterest expense increased $812,082, or 10.30%, to $8,692,836 in 2002, from $7,880,754 in 2001. Salaries and other compensation expense increased $359,634 or 8.51% to $4,581,132 in 2002 from $4,221,498 for 2001. This increase is due to increases in insurance cost of $49,733, profit sharing of $3,400, payroll taxes of $ 41,789 and a general increase in salaries including staffing of new offices. Income tax expense for 2002 was $602,847 as compared to $643,470 in 2001. The effective tax rate in 2002 was 22.85% as compared to 23.72% in 2001. Other expense increased to $2,506,111 in 2002, from $2,244,493 in 2001, an increase of $261,618, or 11.66%. The increase in other expenses is due partly to an increase in other real estate owned expenses of $109,907. The Bank also experienced charge offs of approximately $40,000, due to fraudulent checks, and increased professional fees of $96,157, largely for recruiters engaged to locate officer level employees.

Management anticipates that compliance with the Sarbanes-Oxley Act of 2002 will result in increased expenses in 2003, including increased professional expenses, but the extent of such increase, if any, has not yet been determined.

Basic earnings per share in 2002 were $1.86, as compared to basic earnings per share of $1.89 in 2001. Diluted earnings per share in 2002 were $1.81 and $1.87 in 2001. Return on average assets for 2002 was 0.91%, as compared to 0.95% in 2001. Return on average equity was 10.11% in 2002, as compared to 10.16% in 2002.

Total noninterest expense increased $654,576, or 9.06%, to $7,880,754 in 2001, from $7,226,178 in 2000. Other expense increased to $2,244,493 in 2001, from $2,125,930 in 2000, an increase of $118,563, or 5.58%. The increase in other expenses was due partly to an increase in ATM fees of $35,231 as transaction volume increased. Telephone expenses increased $46,756. Training expense increased $38,262 due to training related to a completed computer conversion. Salaries and other compensation expense increased $379,989 or 9.89% to $4,221,498 in 2001 from $3,841,509 for 2000. This increase was due to the increase in insurance cost of $45,503, profit sharing of $31,461, payroll taxes of $ 12,877 and a general increase in salaries along with staffing of new offices. Income tax expense for 2001 was $643,470 as compared to $669,696 in 2000. The effective tax rate in 2001 was 23.72% as compared to 24.65% in 2000.

Basic earnings per share in 2001 were $1.89, as compared to a basic earnings per share of $1.87 in 2000. Diluted earnings per share in 2001 were $1.87 and $1.86 in 2000. Return on average assets for 2001 was 0.95%, as compared to 0.93% in 2000. Return on average equity was 10.16% in 2001, as compared to 10.82% in 2000.

LOANS

Total loans increased to $162,436,178 at December 31, 2002, from $149,045,609 at year end 2001, an increase of $13,390,569, or 8.98%. Commercial, financial and agricultural loans increased to $111,429,905 at year end 2002, from $97,881,448 at December 31, 2001. Most of the increase can be attributed to agricultural loans. Real estate construction loans increased by $917,486 or 12.44% in 2002 to $8,295,383 from $7,377,897 in 2001. The majority of these loans are for 1-4 family homes. Real estate mortgage loans increased in 2002 by $551,102 or 2.02% to $27,784,873 from $27,233,771 in 2001. Installment loans to individuals decreased to $14,926,017 at December 31, 2002, when compared to $16,552,493 at year end 2001. The ratio of loans to deposits and repurchase agreements on December 31, 2002 was 85.17%, as compared to 82.76% in 2001.

Total loans increased to $149,045,609 at December 31, 2001, from $141,537,156 at year end 2000, an increase of $7,508,453, or 5.30%. Commercial, financial and agricultural loans increased to $97,881,448 at year end 2001, from $87,479,810 at December 31, 2000. Most of the increase can be attributed to the new Baldwin County offices, more competitive pricing in present markets, and a growth in agricultural loans.

Real estate construction loans decreased by $26,403 or 0.36% in 2001 to $7,377,897 from $7,404,300 in 2000. The majority of these loans are for 1-4 family and owner-occupied commercial building. Real estate mortgage loans decreased in 2001 by $1,346,729 or 5.94% to $27,233,771 from $28,850,500 in 2000, primarily due to refinancing. Installment loans to individuals decreased to $16,552,493 at December 31, 2001, when compared to $18,072,546 at year end 2000. The ratio of loans to deposits on December 31, 2001, was 82.76%, as compared to 73.87% in 2000.

FORWARD LOOKING STATEMENTS

When used or incorporated by reference herein, the words "anticipate", "estimate", "expect", "project", "target", "goal", and similar expressions, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth elsewhere herein, as well as the possibilities of (i) increases in competitive pressures in the banking industry, particularly with respect to community banks; (ii) costs or difficulties, relating to the planned increase in the number of Bank offices, which are greater than expected based on prior experience; (iii) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in deterioration in loan demand, credit quality and/or borrower liquidity, among other things; (iv) changes which may occur in the regulatory environment; and (v) large and/or rapid changes in interest rates. These forward-looking statements speak only as of the date they are made. The Corporation expressly disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

BUSINESS OF UNITED BANCORPORATION OF ALABAMA, INC.

United Bancorporation of Alabama, Inc. (the Corporation) is a one-bank holding company with headquarters in Atmore, Alabama.

The Corporation has two subsidiaries, United Bancorp Capital Trust 1 United Bank, is one business segment, commercial banking. United Bank contributes substantially all of the total operating revenue and significantly all of the consolidated assets of the Corporation. The subsidiary bank serves its customers from ten banking offices located in Atmore, Bay Minette, Frisco City, Monroeville, Flomaton, Foley, Lillian, Silverhill, Magnolia Springs, Alabama, and a loan production office in Jay, Florida.

United Bank offers a broad range of banking services. Services to business customers include providing checking and time deposit accounts and various types of lending services. Services provided to individual customers include checking accounts, NOW accounts, money market deposit accounts, statement savings accounts, repurchase agreements, Internet banking and various other time deposit savings programs and loans, including business, personal, automobile, home improvement and home equity loans. United Bank offers third party brokerage services, Visa and MasterCard, multi-purpose, nationally recognized credit card services, and trust services through Morgan Keegan Trust.

United Bancorp Capital Trust 1 serves as a subsidiary to fund the Corporation with long-term debt called Trust

Preferred Stock. This year the subsidiary issued $4,124,000 in debt at a rate of three month LIBOR plus 3.65%.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Corporation's authorized common shares consist of the following:

(1) 5,000,000 shares of Class A common stock, $.01 par value per share, of which 1,161,481 shares are issued and 1,086,898 are outstanding and held by approximately 676 shareholders of record, as of March 20, 2003.

(2) 250,000 shares of Class B common stock, $.01 par value per share, none of which were issued, as of March 20, 2002.

There is no established public trading market for the shares of common stock of the Corporation and there can be no assurance that any market will develop.

The Corporation paid total cash dividends per common share, of $0.55 per share in 2002, of $0.60 per common share in 2001 and $0.55 per common share in 2000. The Corporation expects to continue to pay cash dividends, subject to the earnings and financial condition of the Corporation and other relevant factors; however, dividends on the Corporation's common stock are declared and paid based on a variety of considerations by the Corporation's Board of Directors and there can be no assurance that the Corporation will continue to pay regular dividends or as to the amount of dividends if any. Payment of future dividends will depend upon business conditions, operating results, capital and reserve requirements and the Board's consideration of other relevant factors. In addition, the ability of the Corporation to pay dividends is totally dependent on dividends received from its banking subsidiary (see Note 14 to the consolidated financial statements) and is subject to statutory restrictions on dividends applicable to Delaware corporations, including the restrictions that dividends generally may be paid only from a corporation's surplus or from its net profits for the fiscal year in which the dividend is declared and the preceding year. The Corporation is subject to state law restrictions on its ability to pay dividends.

ANNUAL MEETING

The annual meeting of the stockholders of United Bancorporation of Alabama, Inc. will be held Wednesday, May 7, 2003, at 3:00 P.M. in the office of the Corporation, 200 East Nashville Avenue in Atmore, Alabama.

10-K

A copy of the Form 10-K, annual report of the Corporation to the Securities and Exchange Commission will be furnished free of charge to any stockholder upon written request. Requests should be mailed to Stockholder Relations Department, United Bancorporation of Alabama, Inc., Post Office Box 8, Atmore, Alabama 36504.



UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Selected Financial Data

(Amounts in Thousands except per share data)

	2002	2001	2000	1999	1998
Income Statement data:					
Interest Income	$ 14,017	16,221	17,310	15,338	14,117
Interest expense	$ 4,575	7,451	8,555	6,935	6,697
Net interest income	$ 9,442	8,769	8,755	8,404	7,420
Provision for loan losses	$ 837	480	475	496	240
Net interest income after provision for loan losses	$ 8,605	8,289	8,280	7,908	7,180
Noninterest income	$ 2,726	2,304	1,662	1,476	1,529
Noninterest Expense	$ 8,693	7,881	7,226	6,810	6,089
Net Earnings	$ 2,035	2,070	2,047	1,947	1,730
Balance sheet data:					
Total assets	$ 232,822	219,955	231,487	221,967	189,193
Total loans, net	$ 160,319	147,052	139,595	122,000	103,090
Total deposits	$ 182,565	180,509	191,590	183,208	152,826
Total stockholders' equity	$ 23,453	21,846	20,104	17,647	16,048
Per share data:					
Basic earnings per share	$ 1.86	1.89	1.87	1.88	1.87
Diluted earnings per share	$ 1.81	1.87	1.86	1.86	1.87
Cash dividends per share (1)	$ 0.55	0.60	0.55	0.55	0.55



OFFICERS

H. LEON ESNEUL
Chairman

WILLIAM J. JUSTICE, P.D.
Vice Chairman

ROBERT R. JONES, III
President

JAMIE M. LIPHAM
Vice President

DAVID D. SWIFT
Secretary

MITCHELL D. STAPLES
Treasurer

DIRECTORS

DALE M. ASH
Controller, Pepsi-Cola Bottling Company of Alabama and South Alabama Vending

L. WALTER CRIM
Owner, Central Farm Supply

H. LEON ESNEUL
Pecan Grower and Managing Partner of the Doris Company, Limited Partnership

WILLIAM C. GRISSETT
Owner, Escambia Lawn & Rental Center, Inc.

ROBERT R. JONES, III
President and Chief Executive Officer, United Bank

WILLIAM J. JUSTICE, P. D.
President, Greenlawn Pharmacy

DAVID D. SWIFT
Corporate Officer, Swift Lumber Company, Inc. and Swift Supply Company, Inc.



UNITED BANK

Subsidiary of United Bancorporation of Alabama, Inc.

DIRECTORS

DAVID D. SWIFT
Chairman

WILLIAM J. JUSTICE, P.D.
Vice Chairman

ROBERT R. JONES, III
President and Chief Executive Officer

MICHAEL R. ANDREOLI

DALE M. ASH

DAVID A. BAGWELL

L. WALTER CRIM

LESLIE H. CUNNINGHAM

H. LEON ESNEUL

WILLIAM C. GRISSETT

J. CARL MIXON

BOBBY W. SAWYER

J. W. TRAWICK

EDDIE TULLIS

DIRECTORS EMERITUS

W. E. BROUGHTON

JOHN E. CONN, JR.

WILLIE W. SAUCER

CLAUDE S. SWIFT

JOHN B. SWIFT, JR.

JAMES WITHERINGTON

ADMINISTRATION

ROBERT R. JONES, III
President and CEO

JAMIE M. LIPHAM
Senior Vice President, Retail Banking

MITCHELL D. STAPLES
Senior Vice President, CFO

DIANA S. GILLAM
Vice President, Sales and Marketing

AL E. SMITH
Vice President, Information Systems

H. BRUCE TRAMMELL
Vice President, Special Assets

H. JOHN BRANTLEY, JR.
Assistant Vice President, Human Resources

SUSAN M. CURRIE
Assistant Vice President, Loan Operations

J. EARL EVERETTE, III
Assistant Vice President, Corporate Secretary

NANCY E. HELTON
Assistant Vice President, Electronic Banking

CATHY D. LOWREY
Assistant Vice President, Operations

SHERRY G. SCHAEFFER
Internal Auditor



BRANCH OFFICES

ESCAMBIA COUNTY

P. D. Pollard, Escambia County President

Atmore
200 East Nashville Avenue
Atmore, Alabama 36502
251.368.2525

Atmore, South Side
105 Lindberg Avenue
Atmore, Alabama 36502
Carolyn G. Crane, Vice President & Manager
Nancy Johnson, Assistant Vice President

Flomaton
705 Sidney E. Manning Boulevard
Flomaton, Alabama 36441
251.296.3493
B. J. Maher, Assistant Vice President & Manager

MONROE COUNTY

Jonathan Dick, Monroe County President

Frisco City
4285 Bowden Street
Frisco City, Alabama 36445
251.267.3161
Dorothy Baker, Assistant Vice President
Shirley A. Maughon, Assistant Vice President

Monroeville
1588 South Alabama Avenue
Monroeville, Alabama 36460
251.743.3161

BALDWIN COUNTY

Bay Minette
404 Courthouse Square
Bay Minette, Alabama 36507
251.937.0052
Claude A. Coleman, Vice President & Manager

Foley
516 S. McKenzie Street
Foley, Alabama 36535
251.943.2020
Barbara Ward, Vice President & Manager

Lillian
34354 U.S. Highway 98
Lillian, Alabama 36549
251.962.2010
Russell D. Barnes, Assistant Vice President & Manager

Magnolia Springs
12143 Magnolia Springs Highway
Magnolia Springs, Alabama 36555
251.965.4040
Barbara Ward, Vice President & Manager

Silverhill
21950 Broad Street
Silverhill, Alabama 36576
251.945.1902
Judy C. Green, Assistant Vice President & Manager
P. Blane Petroutson, Vice President Commercial Loans

Jay, Florida
207 Spring Street
Jay, Florida 32565
850.675.6000
Carl D. Brittain, Vice President & Manager

DIVISIONS

AGRI-FINANCE SERVICES
David Kittrell, Senior Vice President
Charles Goldman, Assistant Vice President

INVESTMENT SERVICES
G. Wayne Chisenhall, Senior Vice President

MORTGAGE SERVICES
Alex McDowell, *Vice President*
Annette Martin, *Assistant Vice President*
Belinda Hullett, *Assistant Vice President*

ATM LOCATIONS

ATMORE BRANCH
BAY MINETTE BRANCH
FLOMATON BRANCH
FOLEY BRANCH
FRISCO CITY BRANCH
LILLIAN BRANCH
MONROEVILLE BRANCH
DIAMOND OIL, *Hwy 59, 2950 S. Alabama St., Monroeville*
HICKEY'S BP, *Hwy 31, Perdido*
SMILEY'S SHORT STOP, *1607 Hand Ave., Bay Minette*



PRODUCTS & SERVICES

PERSONAL CHECKING
Freedom Checking
NOW Accounts - *Interest earning with minimum balance*
United Money Fund Accounts

BUSINESS CHECKING
Regular Business Checking
Business Check-For-Less

SAVINGS
Statement Savings
Christmas Club Accounts
Certificates of Deposit
Trade-A-Rate Certificates of Deposit

INDIVIDUAL RETIREMENT ACCOUNTS
IRA Certificates of Deposit and Self-Directed Investments
- *Traditional IRA*
- *Roth IRA*
- *Education IRA (CESA)*
- *Simplified Employee Pension (SEP)*
- *Spousal IRA*
- *Rollover/Direct Rollover/Transfer IRA*
- *Simple IRA*

FINANCIAL SERVICES
Trust Services
- *Personal Trust Services*
- *Foundations and Endowments*
- *Institutional Trust Services*

Employee Benefit Retirement Plan Services
- *Qualified Retirement Plans*
- *Non-Qualified Deferred Compensation Plans*

Full-Service & Discount Brokerage and Insurance - *available through UVEST Investment Services, Inc. (Securities provided by UVEST: Not FDIC Insured, No Financial Institution Guarantee, May Lose Value)*
- *Mutual Funds*
- *Stocks and Bonds*
- *Money Markets*
- *Tax-Favored Investments*
- *Annuities*
- *Life Insurance*
- *Financial Planning*
- *Retirement Planning*
- *Portfolio Management*
- *Asset Allocation*
- *And More!*

LOANS
Personal Loans
Vehicle Loans
Commercial Loans
Agriculture Loans
Small Business Administration (SBA) Loan Guarantees
Advantage Home Equity Credit Line
15-Year to 30-year Fixed Rate Conventional Mortgage Loans
Home Construction Loans
Other Mortgage Loans
Rural Housing Loan Program
Credit Cards
- *Business Visa*
- *Flag Classic*
- *Affinity - benefits community programs*

Merchant Card Program
Commercial Accounts Receivable Program
Equipment Leasing Program

MISCELLANEOUS
Advantage 24 ATM
Advantage 24 Bankline
Overdraft Protection
Overdraft Privilege
Imaged Statements
Internet Banking
Internet Bill Pay
FDIC Insurance Coverage
Automated Clearing House (ACH)
Night Depository Services
Drive-in Banking Services
Notary Services
Wire Transfer Services
Safe Deposit Box Services
Collection Services
Official Checks
Money Orders
Travelers Checks
Lock Box Services
Purchase and Redemption of Savings Bonds

With heartfelt gratitude for the faithful service
to UNITED BANK
as well as to our community.



EDDIE "POP" STAFF, SR.
1905-2003

United Bank Director - 1964 - 1975
United Bank Director Emeritus - 1975 - 2003

CHARLES ERNEST KARRICK
1947-2003

United Bank Assistant Vice President &
Corporate Secretary - 1992 - 2003



Teamwork Has Its Rewards


United Bancorporation of Alabama, Inc.

200 East Nashville Avenue | 251.368.2525 TELEPHONE
Post Office Box 8 | 251.368.9777 FACSIMILE
Atmore, Alabama 36504 | www.ubankal.com WEBSITE